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Women-ledFamily-friendlyQuick biteMinority-owned
Tsalagi Teas

Herbs & Spices Store

MO
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
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THE PITCH
Tsalagi Teas is seeking investment to launch a brick-and-mortar location.
Generating RevenueRenovating LocationFirst LocationLease Secured
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GALLERY
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OUR VISION

Tsalagi Teas will be a place for people of all ages and walks of life to come. We will welcome all and encoura
service breakfast and lunch needs (teas, coffee, light meals) as well as formal teas in the cafe area.

In the retail area, we will have stock items for purchase and a consult option for custom teas. All of our produ
benefit whether by way of tea, soaps, oils, etc.
We will support our community. We will have a wall at the location of local art to spotlight up and coming arti
classes to aid understanding of misrepresented and underrepresented Native Americans.
In these classes we will share our history, our way of life, our legends, our cooking methods, etc. We will also
underrepresented cultures within the region in an effort to amplify their voice. Outside of our store, we also
and volunteer at a local American Legion to assist our veterans

Upon entering Tsalagi Teas for the first time, customers are invited to complete a brief consultation regardin potential allergens. Our trained specialists provide options that fit each budget to provide a solution for our c

Should the customer agree, we will add them to our contact list with key products tagged in their notes. The assist their needs. This is to ensure that when a new product in that line is launched or perhaps those produ reach out to our customer. We strive to create repeat customers and cultivate a relationship with them much

We invite our customers to return or contact us with feedback. Our customer's satisfaction is very important

The Tea House Experience

Drinking quality tea is an experience that is inseparable from the product itself. Yes, we can prepare the men can also when given the opportunity by the customer, ask a few short questions and endeavor to create a pe perfect cup of tea may be a warm roasted rooibos with notes of floral undertones where mine is a traditional remind me of my home in Florida and a bit of cinnamon and clove to uplift me. Each person, each day has a c

Our consumers are just as interested in the health benefits as they are the experience of the tea house visit. age, a customer could order a basic tea online but they would miss out on a more fulfilling experience. An ex going to a brick-and-mortar location. The colorful, welcoming decor and the aromatic teas that surround the an experience unlike other tea or coffee houses. We aim to please not only their senses but also aid their hea

Within the cafe or tea house area of Tsalagi Teas, we will have light breakfast options as well as lunch option In addition to these options, we will have teatime packages available for individuals and groups.

Why is this important? Traditional teatime is between 1 and 5pm. This directly corresponds with the slower ti capitalize on teatime offering packages with three tier tea biscuits, scones, muffins, etc. We will of course re allergens and offer vegetarian, gluten- free, and soy free options. The Tsalagi Tea experience is for everyone

It is important that people feel comfortable no matter their attire- casual or ornate. We will strike a balance ir attendee to experience the same world class service an ornately dressed customer might experience. We wi people and ensure that everyone is comfortable in this new updated, modern version of a tea house.

Social Endeavors

Each time someone comes to Tsalagi Teas they will leave with a bit more knowledge of an under-represente culture. As an example, how did the Cherokee historically use the sassafras herb that is in your morning tea. quick tea and only have time for a momentary bit of knowledge while checking out or you come in and learn indigenous communities, our purpose is to normalize factual representation of indigenous cultures and their

We are so dedicated to this cause that we will be having educational classes in our space to allow the comm indigenous persons way of life. We will also open our doors to other marginalized communities who have hac rewritten by those who don't even know their story.

gain the knowledge of herbs and oils that I have built. No matter what phase of my life, I have always seen th
voice in a world where we are not accurately represented. My education is in education, theology, and merch
retail business, inventory, and vendor management. He has education in merchandising.

Why are you raising capital and why is now a good time?

I have been having informal community education opportunities for people to learn about the Cherokee cultu
others, I have built relationships with community leaders that will be an asset to a growing start up. In additic
my corporate position to allow myself more time to pursue this. My deepest desire is to help people find relie
means. I am especially passionate about this mission in a region where not all citizens have access to insurar
myself have seen many medical issues but through Cherokee remedies have become only stronger.

What are the main challenges for this businesses?

As with any start up, obtaining funding for real estate (down payment and lease), build out, equipment purch
seems to be our biggest hurdle.

Why did you pick your name?

Tsalagi Teas is a nod to my heritage. Tsalagi is Cherokee in the Cherokee language.

Who is your biggest inspiration?

In regard to this business, Maylak is my biggest inspiration. She is my 45 times great grandmother. Maylak w
lineage and the originator of our signature blend "Anv Wodi".

What is your background? How did you get into the industry?

I have successfully been part of executive management for international businesses for over a decade. In ad
gain the knowledge of herbs and oils that I have built. No matter what phase of my life, I have always seen th
voice in a world where we are not accurately represented. My education is in education, theology, and merch
retail business, inventory, and vendor management. He has education in merchandising.

Why are you raising capital and why is now a good time?

I have been having informal community education opportunities for people to learn about the Cherokee cultu
others, I have built relationships with community leaders that will be an asset to a growing start up. In additic
my corporate position to allow myself more time to pursue this. My deepest desire is to help people find relie
means. I am especially passionate about this mission in a region where not all citizens have access to insurar
myself have seen many medical issues but through Cherokee remedies have become only stronger.

What are the main challenges for this businesses?

I have been having informal community education opportunities for people to learn about the Cherokee cultu
others, I have built relationships with community leaders that will be an asset to a growing start up. In additio
my corporate position to allow myself more time to pursue this. My deepest desire is to help people find relie
means. I am especially passionate about this mission in a region where not all citizens have access to insurar
myself have seen many medical issues but through Cherokee remedies have become only stronger.

What are the main challenges for this businesses?

As with any start up, obtaining funding for real estate (down payment and lease), build out, equipment purch
seems to be our biggest hurdle.

Why did you pick your name?

Tsalagi Teas is a nod to my heritage. Tsalagi is Cherokee in the Cherokee language.

This is a preview. It will become public when you start accepting investment.
THE TEAM
TIFFANY WEST
Owner

Dr. Tiffany West

Tiffany was born in southeastern Missouri. Her parents, both ministers, provided a strong home and encoura
their dreams but never forget where they came from. Tiffany passionately encourages people of all age grou

In 2004, Tiffany received her Associates in Design and Visual Merchandising. She pursued and graduated wi
in 2008. She continued on to receive her master's degree in Education and Theology and also completed he

Tiffany was a member of an international executive team that ran a financial business for over a decade. Dur
marketing, training, development, etc strategies.

She has been published hundreds of times primarily magazine articles, poetry, and religious reviews.

Throughout her life, she has been active in volunteering for charities. From fundraising for orphanages in Afr
house battered women, Tiffany always finds a way to give back to the community as her parents taught her.

Duffy George
Advisor

Mr. Duffy George

Duffy was born and raised in the Dallas metroplex. Growing up, he often frequented his parent's salon learni

Maximum Raise

PERMITS, FEES, LICENSES $1,800

ENGINEER AND HEALTHCARE APPROVAL $2,000

KITCHEN REMODEL TO CODE $2,600

DOWN PAYMENT FOR LEASE $3,000

Mainvest Compensation $600

Total $10,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$135,000	$148,500	$158,895	$166,839	$171,844
Cost of Goods Sold	$25,000	$27,500	$29,425	$30,896	$31,822
Gross Profit	$110,000	$121,000	$129,470	$135,943	$140,022

EXPENSES

Rent	$17,300	$17,732	$18,175	$18,629	$19,094
Utilities	$10,800	$11,070	$11,346	$11,629	$11,919
Salaries	$50,000	$60,000	$65,000	$65,000	$80,000
Insurance	$1,395	$1,395	$1,395	$1,395	$1,395
Equipment Purchase	$9,000	$9,225	$9,455	$9,691	$9,933
Repairs & Maintenance	$2,500	$2,562	$2,626	$2,691	$2,758
Legal & Professional Fees	$2,000	$2,050	$2,101	$2,153	$2,206
	$0	$0	$0	$0	$0
Operating Profit	$17,005	$16,966	$19,372	$24,755	$12,717

This information is provided by Tsalagi Teas. Mainvest never predicts or projects performance, and has not r
forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $10,000

Maximum Raise $106,000

Amount Invested $0

Investors 0

Investment Round Ends March 25th, 2022

Summary of Terms

Legal Business Name Tsalagi Teas LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.7×

Investment Multiple 1.5×

Tsalagi Teas LLC operates with a very limited scope, offering only particular services to potential clients, ma
customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these c
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new e
LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and
customer preference away from Tsalagi Teas LLC's core business or the inability to compete successfully ag
could negatively affect Tsalagi Teas LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Tsalagi Teas LLC's management or vote on and/o
regarding Tsalagi Teas LLC. Furthermore, if the founders or other key personnel of Tsalagi Teas LLC were to
unable to work, Tsalagi Teas LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stab
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in lar
Tsalagi Teas LLC and the key persons will have no control. Changes in assumptions or their underlying facts
forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the
there can be no assurance that the actual operating results will correspond to the forecasts provided herein.
newly established entity and therefore has no operating history from which forecasts could be projected with

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 month
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your s
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these
hold your investment for its full term.

The Company Might Need More Capital

Tsalagi Teas LLC might need to raise more capital in the future to fund/expand operations, buy property and
market its services, pay overhead and general administrative expenses, or a variety of other reasons. There i
capital will be available when needed, or that it will be available on terms that are not adverse to your interes
is unable to obtain additional funding when needed, it could be forced to delay its business plan or even ce

Lack of Ongoing Information

Tsalagi Teas LLC will be required to provide some information to investors for at least 12 months following th is far more limited than the information that would be required of a publicly-reporting company; and Tsalagi annual information in certain circumstances.

Uninsured Losses

Although Tsalagi Teas LLC will carry some insurance, Tsalagi Teas LLC may not carry enough insurance to pr business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at Tsalagi Teas LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consu antitrust laws, and health care laws, could negatively affect Tsalagi Teas LLC's financial performance or abili Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Tsalagi Teas LLC's management will coincide: you both wa successful as possible. However, your interests might be in conflict in other important areas, including these act conservative to make sure they are best equipped to repay the Note obligations, while Tsalagi Teas LLC invest in the business. You would like to keep the compensation of managers low, while managers want to m

Future Investors Might Have Superior Rights

If Tsalagi Teas LLC needs more capital in the future and takes on additional debt or other sources of financin rights superior to yours. For example, they might have the right to be paid before you are, to receive larger d in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchang

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Ex rules about corporate governance that are intended to protect investors. For example, the major U.S. stock e to have an audit committee made up entirely of independent members of the board of directors (i.e., directo relationships with Tsalagi Teas LLC or management), which is responsible for monitoring Tsalagi Teas LLC's LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than the amount even if Tsalagi

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible tha
or that the representative will do things you believe are wrong or misguided. If an event of default has occurr
appointed, all of the representative's reasonable expenses must be paid before any further payments are ma

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue op
due to COVID-19 restrictions, the Company cannot guarantee that it will resume operations in the future.

Real Estate Risk

Tsalagi Teas LLC is still in the process of securing a location to lease, which will be necessary to conduct ope
LLC is unable to find and secure a location that is adequate, investors may lose some or all of their investmer

Limited Operating History

Tsalagi Teas LLC is a newly established entity and has no history for prospective investors to consider.

This information is provided by Tsalagi Teas. Mainvest never predicts or projects performance, and has not r
For additional information, review the official Form C filing with the Securities and Exchange Commission on
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Tsalagi Teas isn't accepting investments right now, but is trying to get a sense of how they should structure
provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'l
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